Exhibit 99

EXECUTION VERSION

Magna International Inc.

€600,000,000 1.500% Senior Notes due 2027

Underwriting Agreement

New York, New York
September 18, 2017

To the several Underwriters named in
Schedule II hereto

Ladies and Gentlemen:

Magna International Inc., a corporation organized under the laws of Ontario (the “Company”), proposes to sell to the several underwriters named in Schedule II hereto (the “Underwriters”), for whom BNP Paribas, Merrill Lynch International and ING Bank N.V. are acting as representatives (the “Representatives”), the principal amount of its securities identified in Schedule I hereto (the “Securities”), to be issued under an indenture (the “Base Indenture”) dated as of June 16, 2014, between the Company and The Bank of New York Mellon, as trustee (the “Trustee”), as supplemented by the fourth supplemental indenture (the “Supplemental Indenture” and the Base Indenture as supplemented by the Supplemental Indenture, the “Indenture”) to be dated as of the Closing Date (as defined below), between the Company, the Trustee, and The Bank of New York Mellon, London Branch, as paying agent (the “Paying Agent”).  Certain terms used herein are defined in Section 26 hereof.

The Company has prepared and filed a preliminary short form base shelf prospectus, dated August 15, 2017, and a final short form base shelf prospectus, dated August 24, 2017 (the “Canadian Base Prospectus”), in respect of $2,000,000,000 aggregate principal amount of senior debt securities, with the Ontario Securities Commission (the “OSC”), and has been issued a preliminary receipt by the OSC for such preliminary short form base shelf prospectus and a final receipt by the OSC for such final short form base shelf prospectus.  The term “Ontario Securities Law” means the securities laws in the province of Ontario and the respective rules and regulations under such laws, together with the applicable published policy statements and applicable notices and blanket orders or rulings of the OSC, including National Instrument 44-101 Short Form Prospectus Distributions (“NI 44-101”) and Companion Policy 44-101CP and National Instrument 44-102 Shelf Distributions and Companion Policy 44-102CP (collectively, the “Shelf Procedures”).  The OSC is the securities regulatory authority regulating the offering of the Securities.  The term “Canadian Final Prospectus” means the final prospectus supplement relating to the offering of the Securities first filed with the OSC after the Applicable Time, together with the Canadian Base Prospectus, including all documents incorporated therein by reference.  A preliminary prospectus supplement was filed with the OSC on September 18, 2017.  The term “Canadian Preliminary Prospectus” means the preliminary prospectus supplement relating to the offering of the Securities filed with the OSC, together with the Canadian Base Prospectus, including all documents incorporated therein by reference.

The Company has also filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (File No. 333-219979), as amended by Amendment No. 1 to the Form F-10, providing for the registration of $2,000,000,000 aggregate principal amount of senior debt securities, including the Securities, under the Securities Act.  Such registration statement and any post-effective amendment thereto, in each case including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) each in the form heretofore delivered or to be delivered to the Underwriters, including exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein, have become effective pursuant to Rule 467.  The various parts of such registration statement including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time such part of the registration statement became effective, each as amended at the time such part of the registration statement became effective and including any post-effective amendment thereto, and including any prospectus supplement relating to the Securities that is filed with the SEC and deemed part of such registration statement, are hereinafter collectively called the “Registration Statement.”  The Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) included in the Registration Statement shall be referred to herein as the “U.S. Base Prospectus.”  The U.S. Base Prospectus, as filed together with the preliminary prospectus supplement relating to the offering of the Securities filed with the SEC pursuant to General Instruction II.L of Form F-10, including all documents incorporated therein by reference, on September 18, 2017 is referred to herein as the “U.S. Preliminary Prospectus.”  The U.S. Base Prospectus, as filed together with the final prospectus supplement relating to the offering of the Securities first filed with the SEC pursuant to General Instruction II.L of Form F-10, including all documents incorporated therein by reference, after the Applicable Time is referred to herein as the “U.S. Final Prospectus.”

The Company has prepared and filed with the SEC an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement (the “Form F-X”).

The Company has caused the Trustee to prepare and file with the SEC a Statement of Eligibility and Qualification on Form T-1 (the “Form T-1”).

All references in this Agreement to financial statements and schedules and other documents and information which are “contained,” “included” or “stated” (or other references of like import) in the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus shall be deemed to mean and include all such financial statements and schedules and other documents and information which are incorporated by reference therein as of the date of such Registration Statement, U.S. Base Prospectus, U.S. Preliminary Prospectus, U.S. Final Prospectus, Canadian Base Prospectus, Canadian Preliminary Prospectus or Canadian Final Prospectus, as the case may be.  Any reference herein to the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus, or the U.S. Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 4 of Form F-10 which were filed or furnished under the Exchange Act, on or before the Effective Date (as defined herein) of the Registration Statement or the issue date of such U.S. Base Prospectus, U.S. Preliminary Prospectus or U.S. Final Prospectus and any reference to the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus shall be deemed to refer to and include the documents incorporated or deemed to be incorporated by reference therein pursuant to Ontario Securities Law on or before the date of such Canadian Base Prospectus, Canadian Preliminary Prospectus or Canadian Final Prospectus, as the case may be; and any reference herein to the terms “amend”, “amendment” or “supplement” with respect to the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus shall be deemed to refer to and include the filing of any document under the Exchange Act or Ontario Securities Law, as applicable, after the Effective Date of the Registration Statement or the issue date of the U.S. Base Prospectus, the U.S. Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus, as the case may be, that purports to amend or supplement any such document.

1.             Representations and Warranties.  The Company represents and warrants to, and agrees with, each Underwriter as set forth below in this Section 1.

(a)           The Company meets the general eligibility requirements for use of Form F-10 under the Securities Act and is eligible to use the Shelf Procedures.  A receipt has been issued by the OSC in respect of the Canadian Base Prospectus and no order suspending the distribution of the Securities or ceasing the trading of any securities of the Company by any persons has been issued by the OSC or any court and no proceedings for that purpose are pending or, to the knowledge of the Company, are contemplated by the OSC, and any request on the part of the OSC for additional information in relation to the Canadian Base Prospectus has been complied with.  The Registration Statement, in the form delivered to the Representatives, has become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement has been issued under the Securities Act and no proceedings for that purpose are pending or, to the knowledge of the Company, are contemplated by the SEC, and any request on the part of the SEC for additional information in relation to the Registration Statement has been complied with.

(b)           (i) At its date and on the Closing Date (as defined herein), each of the Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Final Prospectus complied or will comply with Ontario Securities Law (including the Shelf Procedures); (ii) on the Effective Date, the U.S. Base Prospectus conformed to the Canadian Base Prospectus, and at its date and at the Closing Date, the U.S. Final Prospectus will conform to the Canadian Final Prospectus, except, in each case, for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC; (iii) on the Effective Date, the Registration Statement complied and, at the Closing Date, will comply, with the requirements of the Securities Act and the Trust Indenture Act; (iv) the Registration Statement, on the Effective Date, did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; (v) the U.S. Final Prospectus, as of its date and as of the Closing Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; (vi) at its date and at the Closing Date, all information and statements (except information and statements relating solely to any of the Underwriters) contained in the Canadian Preliminary Prospectus or the Canadian Final Prospectus or any amendment or supplement thereto, as the case may be, are true and correct in all material respects at the time of delivery thereof and contain no misrepresentation and the Canadian Preliminary Prospectus, the Canadian Final Prospectus and any amendment or supplement thereto constitutes full, true and plain disclosure of all material facts relating to the Company and the Securities, as interpreted under Ontario Securities Law and no material fact or information has been omitted therefrom (except facts or information relating solely to any of the Underwriters) which is required under Ontario Securities Law to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in the light of the circumstances under which they were made; (vii) on the Effective Date and on the Closing Date the Indenture did or will comply in all material respects with the applicable requirements of the Trust Indenture Act and the rules thereunder; (viii) (A) the Disclosure Package (as defined herein), and (B) each electronic road show, when taken together as a whole with the Disclosure Package, as of the Applicable Time, did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that (1) the Company makes no representations or warranties as to that part of the Registration Statement which shall constitute the Statement of Eligibility and Qualification (Form T-1) under the Trust Indenture Act of the Trustee and (2) the representations and warranties contained in clauses (iii), (iv), (v), (vi) and (viii) above do not apply to statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Underwriters through the Representatives specifically for inclusion in the Registration Statement, the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the Disclosure Package, the U.S. Preliminary Prospectus or the U.S. Final Prospectus, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8 hereof.

(c)           The documents incorporated or deemed to be incorporated by reference in the Registration Statement, the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, at the time they were or at the time they are hereafter filed with the SEC or the OSC complied and will comply in all material respects with the requirements of Ontario Securities Law and the Exchange Act.

(d)           The Canadian Base Prospectus, the Canadian Preliminary Prospectus, the Canadian Final Prospectus and any amendments or supplements thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the OSC in electronic format on the System for Electronic Document Analysis and Retrieval (“SEDAR”), except to the extent permitted by Ontario Securities Law.  The Registration Statement, the U.S. Preliminary Prospectus, any Issuer Free Writing Prospectus, the U.S. Final Prospectus and any amendments or supplements thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the SEC pursuant to its Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), except to the extent permitted by Regulation S-T.

(e)           Each Issuer Free Writing Prospectus and the final term sheet prepared and filed pursuant to Section 5(b) hereof does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference and any prospectus supplement deemed to be a part thereof that has not been superseded or modified.  The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8 hereof.

(f)            The Company is subject to Section 13 or 15(d) of the Exchange Act.  The Company is a “reporting issuer” (or equivalent) in each province of Canada and is not in default in any material respect of any requirement under applicable Ontario Securities Law or the securities laws of any other province of Canada.

(g)           The Base Indenture has been duly qualified under the Trust Indenture Act and has been duly authorized, executed and delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as the enforcement thereof may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other laws affecting creditors’ rights generally from time to time in effect and to general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether considered in a proceeding in equity or at law.

(h)           The Supplemental Indenture has been duly authorized and, on or before the Closing Date, will be duly executed and delivered by the Company and, when duly executed and delivered in accordance with its terms by the Company and the Trustee, will constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as the enforcement thereof may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other laws affecting creditors’ rights generally from time to time in effect and to general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether considered in a proceeding in equity or at law.

(i)            The Securities to be purchased by the Underwriters from the Company are in the form contemplated by the Indenture, have been duly authorized for issuance and sale pursuant to this Agreement and the Indenture and, at the Closing Date, will have been duly executed by the Company and, when authenticated in the manner provided for in the Indenture and delivered against payment of the purchase price therefor, will constitute valid and binding obligations of the Company, enforceable in accordance with their terms, except as the enforcement thereof may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other laws affecting creditors’ rights generally from time to time in effect and to general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether considered in a proceeding in equity or at law, and the holders thereof will be entitled to the benefits of the Indenture.

(j)            The Company has been duly incorporated and is valid and subsisting as a corporation under the laws of Ontario with all requisite corporate power and authority to own or lease, as the case may be, and to operate, its properties and conduct its business as described in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement. The Company is duly registered to do business as an extra-provincial corporation or a foreign corporation and is in good standing under the laws of each such jurisdiction which requires such registration, except where the failure to be so registered and in good standing could not reasonably be expected to have a Material Adverse Effect.

(k)           Each of the Company’s subsidiaries that is a “significant subsidiary” (as such term is defined in Rule 1-02 of Regulation S-X) (each, a “Subsidiary”) (a) has been duly organized and is validly existing as a corporation, limited liability company or partnership, as applicable, in good standing under the laws of the jurisdiction in which each is organized, with requisite power and authority to own or lease, as the case may be, and to operate its respective properties and conduct its respective business as described in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement and (b) is duly qualified or registered to do business as an extra jurisdictional entity or a foreign entity and is in good standing under the laws of each jurisdiction which requires such qualification or registration, except, in the case of (b), where the failure to be so registered and in good standing could not reasonably be expected to have a Material Adverse Effect.

(l)            The Company has an authorized capitalization as set forth in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement and all the issued shares of the Company have been duly and validly authorized and issued and are fully paid and non-assessable; and all the outstanding shares of capital stock, or other ownership interests, of each Subsidiary of the Company have been duly and validly authorized and issued and are fully paid and non-assessable, as applicable, and except as otherwise set forth in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement, all outstanding shares of capital stock, or other ownership interests, of the Subsidiaries are owned by the Company either directly or through wholly owned subsidiaries free and clear of any perfected security interest or any other security interests, claims, liens or encumbrances.

(m)          There is no franchise, contract, agreement or other document of a character required to be described in the Registration Statement, Canadian Final Prospectus, U.S. Final Prospectus or Disclosure Package, or to be filed as an exhibit thereto, which is not described or filed as required (and the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus contain in all material respects the same description of the foregoing matters contained in the Canadian Final Prospectus and the U.S. Final Prospectus, respectively); and the statements in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement under the headings “Description of the Debt Securities”, “Description of the Notes”, “Material U.S. Federal Income Tax Considerations”, “Material Canadian Income Tax Considerations”, “Legal Proceedings”, “Description of the Business—Environmental Matters” and “Description of the Business—Intellectual Property” insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries in all material respects of such legal matters, agreements, documents or proceedings.

(n)           The Company has full corporate power and authority to execute, deliver and perform its obligations under this Agreement and this Agreement has been duly authorized, executed and delivered by the Company.

(o)           The Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement, will not be an “investment company” as defined in the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

(p)           No consent, approval, authorization, filing with or order of any court or governmental agency or body is required in connection with the transactions contemplated herein except such as have been obtained under the Securities Act, Ontario Securities Law and the Trust Indenture Act or as may be required under the blue sky laws of any jurisdiction in connection with the purchase and distribution of the Securities by the Underwriters in the manner contemplated herein and in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement, other than the filing of any required reports of exempt distribution in respect of sales of the Securities in Canada.

(q)           Neither the issue and sale of the Securities nor the consummation of any other of the transactions herein contemplated nor the fulfillment of the terms hereof will conflict with, result in a breach or violation of, and do not and will not create a state of facts which, after notice or lapse of time or both, will conflict with or result in a breach of or default under, or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, (i) the restated articles of incorporation or by-laws of the Company or any of its subsidiaries, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of its subsidiaries is a party or bound or to which its or their property is subject except for any such conflicts, breaches, violations, defaults, liens, charges or encumbrances that could not reasonably be expected to have a Material Adverse Effect, or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Company or any of its subsidiaries of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its subsidiaries or any of its or their properties.

(r)            The consolidated historical financial statements of the Company and its consolidated subsidiaries included or incorporated by reference in the Canadian Final Prospectus, the U.S. Final Prospectus, the Registration Statement and the Disclosure Package present fairly the financial condition, results of operations and cash flows of the Company as of the dates and for the periods indicated and comply as to form in all material respects with the applicable accounting requirements of Ontario Securities Law and Form F-10 under the Securities Act and have been prepared in conformity with U.S. generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as otherwise noted therein).  The selected financial data set forth under the caption “Summary—Selected Consolidated Financial Data” in the Canadian Final Prospectus, the U.S. Final Prospectus, the Registration Statement and the Disclosure Package fairly present, on the basis stated in the Canadian Final Prospectus, the U.S. Final Prospectus, the Registration Statement and the Disclosure Package, the information included therein

(s)            No action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries or its or their property is pending or, to the best knowledge of the Company, threatened that could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect or have a material adverse effect on the performance by the Company of its obligations under this Agreement or the consummation of any of the transactions contemplated hereby, except as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement.

(t)            Except as disclosed in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement or as would not be material to the Company and its subsidiaries considered as one enterprise, each of the Company and each of its subsidiaries have good and marketable title to all real properties and all other properties and assets owned by them as are necessary to the conduct of its operations as described in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement, in each case free from liens, charges, encumbrances and defects that would materially affect the value thereof or materially interfere with the use made or to be made thereof by them; and except as disclosed in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement or as would not be material to the Company and its subsidiaries considered as one enterprise, the Company and each of its subsidiaries hold any leased real or personal property as are necessary to the conduct of its operations as described in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement under valid and enforceable leases with no terms or provisions that would materially interfere with the use made or to be made thereof by them and no defaults exist thereunder.

(u)           Neither the Company nor any subsidiary is in violation or default of (i) any provision of its charter, bylaws or other constating documents, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or bound or to which its property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or such subsidiary or any of its properties, as applicable, except, in the case of (i), as it relates to subsidiaries (other than any Subsidiary) of the Company, (ii) and (iii), where such violation or default would not reasonably be expected to have a Material Adverse Effect.

(v)           Deloitte LLP, who have reviewed the financial statements of the Company and its consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements and schedules included in and incorporated by reference in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement, are

independent public accountants with respect to the Company within the meaning of the Securities Act.

(w)          There are no transfer taxes or other similar fees or charges under U.S. or Canadian federal law or the laws of any state, province or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Company or sale by the Company of the Securities.

(x)           The Company has filed all tax returns that are required to be filed (except in any case in which the failure so to file could not reasonably be expected to have a Material Adverse Effect and except as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement) or has requested extensions thereof and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except (i) for any such payment, tax assessment, fine or penalty that is currently being contested in good faith or as could not reasonably be expected to have a Material Adverse Effect and (ii) as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement (exclusive of any supplement thereto).

(y)           No labor problem or dispute with the employees of the Company or any of its subsidiaries exists or, to the knowledge of the Company, is threatened or imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or its subsidiaries’ principal suppliers, contractors or customers, in each case that could reasonably be expected to have a Material Adverse Effect, except as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement (exclusive of any supplement thereto).

(z)           The Company and each of its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; all policies of insurance and fidelity or surety bonds insuring the Company or any of its subsidiaries that are material to the Company and its subsidiaries considered as one enterprise are in full force and effect; the Company and its subsidiaries are in compliance with the terms of such policies and instruments in all material respects; and there are no material claims by the Company or any of its subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; neither the Company nor any such subsidiary has been refused any insurance coverage sought or applied for that would be material to the Company and its subsidiaries considered as one enterprise; and neither the Company nor any such subsidiary has any reason to believe that it will not be able to renew all material existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that could not reasonably be expected to have a Material Adverse Effect, except as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement (exclusive of any supplement thereto).

(aa)         Except as could not reasonably be expected to have a material adverse effect on the ability of the Company to perform its obligations under this Agreement, the transactions contemplated herein, the Indenture and the Securities, no subsidiary of the Company is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such subsidiary’s capital stock, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary’s property or assets to the Company or any other subsidiary of the Company, except as described in or contemplated by the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement (exclusive of any supplement thereto).

(bb)         Except as could not reasonably be expected to have a Material Adverse Effect, the Company and its subsidiaries possess all licenses, certificates, permits and other authorizations issued by all applicable foreign, federal, provincial, state, municipal or local authorities necessary to conduct their respective businesses, and neither the Company nor any such subsidiary has received any notice of proceedings relating to the revocation or modification of any such license, certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, could reasonably be expected to have a Material Adverse Effect, except as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement (exclusive of any supplement thereto).

(cc)         The Company and each of its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company and its subsidiaries’ internal controls over financial reporting are effective and the Company and its subsidiaries are not aware of any material weakness in their internal controls over financial reporting.

(dd)         The Company and its subsidiaries maintain “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the Exchange Act); such disclosure controls and procedures  comply with the requirements of Ontario Securities Law and the Exchange Act and are designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s Chief Executive Officer and its Chief Financial Officer by others within those entities, and such disclosure controls and procedures are effective to perform the functions for which they were established.

(ee)         The Company has not taken, directly or indirectly, any action designed to or that would constitute or that could reasonably be expected to cause or result in, under Ontario Securities Law or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(ff)          The Company and its subsidiaries are (i) in compliance with any and all applicable foreign, federal, provincial, state, municipal and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) have not received notice of any actual or potential liability under any environmental law, except where such non-compliance with Environmental Laws, failure to receive or be in compliance with required permits, licenses or other approvals, or liability could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, except as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement.  Except as set forth in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement, neither the Company nor any of the subsidiaries has been named as a “potentially responsible party”

under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

(gg)         In the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on the business, operations and properties of the Company and its subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties).  On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities could not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect, except as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement (exclusive of any supplement thereto).

(hh)         None of the following events has occurred or exists:  (i) except as could not reasonably be expected to have a Material Adverse Effect, a failure to fulfill the obligations, if any, under the minimum funding standards of Section 302 of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the regulations and published interpretations thereunder with respect to a Plan, determined without regard to any waiver of such obligations or extension of any amortization period; (ii) an audit or investigation by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other federal or state governmental agency or any foreign regulatory agency with respect to the employment or compensation of employees by any of the Company or any of its subsidiaries that could reasonably be expected to have a Material Adverse Effect; or (iii) any breach of any contractual obligation, or any violation of law or applicable qualification standards, with respect to the employment or compensation of employees by the Company or any of its subsidiaries that could reasonably be expected to have a Material Adverse Effect.  None of the following events has occurred or is reasonably likely to occur:  (i) a material increase in the aggregate amount of contributions required to be made to all Plans in the current fiscal year of the Company and its subsidiaries compared to the amount of such contributions made in the most recently completed fiscal year of the Company and its subsidiaries; (ii) a material increase in the “accumulated post-retirement benefit obligations” (within the meaning of Statement of Financial Accounting Standards 106) of the Company and its subsidiaries compared to the amount of such obligations in the most recently completed fiscal year of the Company and its subsidiaries; (iii) any event or condition giving rise to a liability under Title IV of ERISA that could reasonably be expected to have a Material Adverse Effect; or (iv) the filing of a claim by one or more employees or former employees of the Company or any of its subsidiaries related to their employment that could reasonably be expected to have a Material Adverse Effect.  For purposes of this paragraph, the term “Plan” means a plan (within the meaning of Section 3(3) of ERISA) subject to Title IV of ERISA with respect to which the Company or any of its subsidiaries may have any liability. All contributions or premiums required to be made or paid by any of the Company or its subsidiaries to any Canadian pension or other Canadian employee benefit plan have been made on a timely basis in accordance with the terms of such plans and all applicable laws and each such Canadian pension plan or Canadian benefit plan is fully funded on a solvency basis and going concern basis (using actuarial methods and assumptions which are consistent with the valuations last filed with the applicable governmental authorities and which are consistent with generally accepted accounting principles, except in each case where the failure to make such payment or to be so funded would not have a Material Adverse Effect.  All material obligations of each of the Company and its subsidiaries required to be performed in connection with any Canadian pension plans and the funding agreements therefor have been performed on a timely basis.  None of the Company or its subsidiaries has ever sponsored, administered, maintained, contributed to or participated in any

Canadian employee benefit plan which contains a “defined benefit provision,” as defined in subsection 147.1(1) of the Income Tax Act (Canada).

(ii)                                  There is and has been no failure on the part of the Company and any of the Company’s directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”), including Section 402 relating to loans and Sections 302 and 906 relating to certifications.

(jj)                                To the knowledge of the Company, neither the Company nor any of its subsidiaries nor any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), the U.K. Bribery Act 2010 (the “Bribery Act”), the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”) or the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions (the “OECD Convention”) or other applicable anti-corruption law, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA, the Bribery Act, the CFPOA or the OECD Convention or other applicable anti-corruption law; and, to the knowledge of the Company, the Company, its subsidiaries and its affiliates have conducted their businesses in compliance with the FCPA, the Bribery Act, the CFPOA and the OECD Convention or other applicable anti-corruption law.  The Company, its subsidiaries and, to the knowledge of the Company, its affiliates, have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.  No part of the proceeds of the offering will be used, directly or indirectly, in violation of the FCPA, the Bribery Act, the CFPOA or the OECD Convention or other applicable anti-corruption law.

(kk)                          To the knowledge of the Company, the operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime Money (Money Laundering) Act (Canada), the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 in the United Kingdom, Directive (EU) 2015/849 in the European Union and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency to which the Company and its subsidiaries are subject (collectively, the “Money Laundering Laws”) and, no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(ll)                                  Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries (i) is currently subject to any sanctions administered or imposed by the United States (including any administered or enforced by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), the U.S. Department of State or the Bureau of Industry and Security of the U.S. Department of Commerce), the United Nations Security Council (“UNSC”),

the European Union (“EU”), Her Majesty’s Treasury (“HMT”) or by Canada (including any administered by or enforced by Global Affairs Canada or the RCMP) or (ii) will, directly or indirectly, use the proceeds of this offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person in any manner that will result in a violation of any economic sanctions imposed by the United States (including any administered or enforced by OFAC, the U.S. Department of State, or the Bureau of Industry and Security of the U.S. Department of Commerce), the UNSC, the EU, the United Kingdom (including sanctions administered or controlled by HMT) or Canada (including sanctions administered by or enforced by Global Affairs Canada or the RCMP) (collectively, “Sanctions” and such persons, “Sanction Persons”) by, or could result in the imposition of Sanctions against, any person (including any person participating in the offering, whether as underwriter, advisor, investor or otherwise).

(mm)                  Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries, is a person that is, or is 50% or more owned or otherwise controlled by a person that is: (i) the subject of any Sanctions; or (ii) located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions that broadly prohibit dealings with that country or territory (currently, Venezuela, Cuba, Crimea, Iran, North Korea, South Sudan, Sudan, and Syria) (collectively, “Sanctioned Countries” and each, a “Sanctioned Country”).

(nn)                          Except as has been disclosed to the Underwriters or is not material to the analysis under any Sanctions, neither the Company nor any of its subsidiaries has engaged in any dealings or transactions with or for the benefit of a Sanctioned Person, or with or in a Sanctioned Country, in the preceding three years, nor does the Company or any of its subsidiaries have any plans to increase its dealings or transactions with Sanctioned Persons, or with or in Sanctioned Countries.

(oo)                          The Company and its subsidiaries own, possess, license or have other rights to use, on reasonable terms, all patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, know-how and other intellectual property (collectively, the “Intellectual Property”) necessary for the conduct of the Company’s business as now conducted or as proposed in each case as described in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement to be conducted, except as could not reasonably be expected to have a Material Adverse Effect.  Except as set forth in the Canadian Preliminary Prospectus, the U.S. Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement or as could not reasonably be expected to have a Material Adverse Effect (a) there are no rights of third parties to any such Intellectual Property; (b) there is no material infringement by third parties of any such Intellectual Property; (c) there is no pending or threatened action, suit, proceeding or claim by others challenging the Company’s rights in or to any such Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such claim; (d) there is no pending or threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such claim; (e) there is no pending or threatened action, suit, proceeding or claim by others that the Company infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of others, and the Company is unaware of any other fact which would form a reasonable basis for any such claim; (f) there is no U.S. or Canadian patent or published U.S. or Canadian patent application which contains claims that dominate or may dominate any Intellectual Property described in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement as being owned by or licensed to the Company or that interferes with the issued or pending claims of any such Intellectual Property; and (g) there is no prior act of which the Company is aware that may render any U.S. or Canadian patent held by the Company invalid or any U.S. or Canadian patent application held by the Company unpatentable which has not been disclosed to the U.S. Patent and Trademark Office or the Canadian Intellectual Property Office.

(pp)                          Except as disclosed in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement, the Company (i) does not have any material lending or other relationship with any bank or lending affiliate of any of the Underwriters and (ii) does not intend to use any of the proceeds from the sale of the Securities hereunder to repay any outstanding debt owed to any affiliate of any of the Underwriters.

(qq)                          Neither the Company nor any of its subsidiaries nor any of its or their properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of any jurisdiction in which it has been incorporated or in which any of its property or assets are held.

(rr)                                Except as disclosed in the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, since the date of the most recent audited financial statements included or incorporated by reference in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement (exclusive of any supplement thereto), there has been no Material Adverse Effect, except as set forth or incorporated in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement (exclusive of any supplement thereto).

(ss)                              Except as disclosed in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement, there are no contracts, agreements or understandings between the Company and any person with respect to the offering of the Securities that would give rise to a valid claim against the Company or any Underwriter for a brokerage commission, finder’s fee or other like payment.

(tt)                                Except as disclosed in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement, no acquisition has been made by the Company during its three most recently completed fiscal years that would be a significant acquisition for the purposes of Ontario Securities Law, and no proposed acquisition by the Company has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and that, if completed by the Company at the date of the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement, would be a significant acquisition for the purposes of Ontario Securities Law, in each case, that would require the prescribed disclosure in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement pursuant to such laws.

(uu)                          Other than that certain credit agreement dated July 8, 2011 among the Company and the several other borrowers named therein, the several financial institutions named therein as lenders and The Bank of Nova Scotia as administrative agent, as amended on June 20, 2013, May 16, 2014 and April 24, 2015, and that certain indenture dated June 16, 2014 among the Company and The Bank of New York Mellon as trustee, the first supplemental indenture thereto dated June 16, 2014 relating to the issue of 3.625% Senior Notes due 2024, the second supplemental indenture thereto dated September 23, 2015 relating to the issue of 4.150% Senior Notes due 2025 and the third supplemental indenture thereto dated November 24, 2015 relating to the issue of 1.900% Senior Notes due 2023, there are no other indentures, loan or credit agreements, notes, contracts, leases, agreements or other instrument to which the Company or any subsidiary of the Company is a party or by which it or any of them may be bound or to which any of the property or assets of the Company or any such subsidiary is subject which are material to the Company and its subsidiaries considered as one enterprise.

Any certificate signed by any officer of the Company and delivered to the Representatives or counsel for the Underwriters in connection with the offering of the Securities shall be deemed a representation and warranty by the Company, as to matters covered thereby, to each Underwriter.

2.                                      Purchase and Sale.  Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Company agrees to sell to each Underwriter, and each Underwriter agrees, severally and not jointly, to purchase from the Company, at the purchase price set forth in Schedule I hereto the principal amount of the Securities set forth opposite such Underwriter’s name in Schedule II hereto.

3.                                      Delivery and Payment.  Delivery of and payment for the Securities shall be made on the date and at the time specified in Schedule I hereto or at such time on such later date not more than three Business Days after the foregoing date as the Representatives shall designate, which date and time may be postponed by agreement between the Representatives and the Company or as provided in Section 9 hereof (such date and time of delivery and payment for the Securities being herein called the “Closing Date”).  Delivery of the Securities shall be made to the Representatives for the respective accounts of the several Underwriters against payment by the several Underwriters through the Representatives of the purchase price thereof to or upon the order of the Company in funds in euro by wire transfer payable in same-day funds through a common depositary to an account specified by the Company.  Delivery of the Securities shall be made through the facilities of Clearstream Banking, société anonyme (“Clearstream”) and Euroclear Bank SA/NV (“Euroclear”) unless the Representatives shall otherwise instruct.

4.                                      Offering by Underwriters.  It is understood that the several Underwriters propose to offer the Securities for sale to the public as set forth in the U.S. Final Prospectus.

5.                                      Agreements.  The Company agrees with the several Underwriters that:

(a)                                 Prior to the termination of the offering of the Securities, the Company will not file any amendment of the Registration Statement, the Canadian Base Prospectus, the U.S. Base Prospectus, the Canadian Preliminary Prospectus, the U.S. Preliminary Prospectus, the Canadian Final Prospectus or the U.S. Final Prospectus, or any amended Canadian Base Prospectus, U.S. Base Prospectus, Canadian Preliminary Prospectus, U.S. Preliminary Prospectus, Canadian Final Prospectus or U.S. Final Prospectus unless the Company has furnished you a copy for your review prior to filing and will not file any such proposed amendment or supplement to which you reasonably object.  The Company will cause the Canadian Final Prospectus and the U.S. Final Prospectus, properly completed, and any supplement thereto to be filed in a form approved by the Representatives and shall file (i) such Canadian Final Prospectus with the OSC in accordance with the Shelf Procedures and (ii) such U.S. Final Prospectus with the SEC pursuant to General Instruction II.L of Form F-10 not later than the SEC’s close of business on the Business Day following the date of the filing thereof with the OSC.  The Company will promptly file all reports required to be filed by it with the OSC pursuant to Ontario Securities Law and the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act for so long as the delivery of a prospectus (or in lieu thereof, a notice referred to in Rule 173(a)) is required under the Securities Act in connection with the offering or sale of the Securities. During such same period, the Company will advise the Representatives, promptly after it receives notice thereof, (i) of the time when any amendment to the Canadian Final Prospectus has been filed or receipted, (ii) when any amendment to the Registration Statement has been filed or becomes effective or any supplement to the Canadian Base Prospectus or any amended Canadian Final Prospectus or U.S. Final Prospectus has been filed with the OSC or the SEC, (iii) of the issuance by the OSC (or other Canadian securities regulatory authorities) or the SEC of any stop order or cease trade order or of any order preventing or suspending the use of any prospectus relating to the Securities, (iv) of the suspension of the qualification of such Securities for offering or sale in any jurisdiction, (v) of the initiation or threatening of any proceeding for any such purpose, or (vi) of any request by the OSC or the SEC for the amending or supplementing of the Registration Statement, the Canadian Final Prospectus or the U.S. Final Prospectus or for additional information relating to the Securities. The Company will use its reasonable efforts to prevent the issuance of any such stop order or cease trade order or any such order preventing or suspending the use of any prospectus relating to the Securities or the suspension of any such qualification and, in the event of the issuance of any such stop order or cease trade order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, to use its reasonable efforts to obtain as soon as possible the withdrawal of such order.

(b)                                 The Company will prepare a final term sheet, containing solely a description of final terms of the Securities and the offering thereof, in the form approved by the Representatives and attached as Schedule IV hereto and will file such term sheet pursuant to Rule 433(d) within the time required by such Rule.

(c)                                  During the period from the date hereof until completion of the distribution of the Securities, the Company shall promptly notify the Representatives in writing of:

(i)                                     any change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects or capital of the Company and the Company subsidiaries on a consolidated basis;

(ii)                                  any material fact that has arisen or has been discovered which would have been required to have been stated in any Canadian Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package, each as then amended or supplemented, had the fact arisen or been discovered on, or prior to, the date of the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package, as the case may be; and

(iii)                               any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) in any Canadian Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package, or the existence of any new material fact, which change or new material fact is, or may be, of such a nature as:

(i)                                     to render the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package, as they exist taken together in their entirety immediately prior to such change or material fact, misleading or untrue or would result in any of such documents, as they exist taken together in their entirety immediately prior to such change or material fact, containing a misrepresentation;

(ii)                                  to cause the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package, each as then supplemented, to include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made at such time not misleading;

(iii)                               to make it necessary to amend the Registration Statement, file a new registration statement or supplement the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package to comply with the Securities Act or the Exchange Act, or the respective rules thereunder, including in connection with use or delivery of the Canadian Final Prospectus or the U.S. Final Prospectus;

(iv)                              would result in the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package, as they exist taken together in their entirety immediately prior to such change or material fact, not complying with any Ontario Securities Law; or

(v)                                 could reasonably be expected to have a Material Adverse Effect.

The Company shall in good faith discuss with the Representatives any fact or change (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt as to whether notice in writing need be given to the Representatives pursuant to this Section. During the period from the date hereof until completion of the distribution of the Securities and at any time when a prospectus relating to the Securities is required to be delivered under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), the Company shall promptly comply with all applicable filing and other requirements under the Securities Act and Ontario Securities Law arising as a result of any change, fact, event or circumstance referred to in this Section and shall promptly, and in any event within any time limit prescribed under the Securities Act and applicable Ontario Securities Law, (i) prepare and file with the OSC and the SEC, subject to the second sentence of paragraph (a) of this Section 5, an amendment or supplement or new registration statement which will correct such statement or omission or effect such compliance, (ii) use its best efforts to have any amendment to the Registration Statement or new registration statement declared effective as soon as practicable in order to avoid any disruption in use of the Canadian Final Prospectus or U.S. Final Prospectus and (iii) thereafter supply any supplemented Canadian Final Prospectus, U.S. Final Prospectus and Disclosure Package to you in such quantities as you may reasonably request and shall comply with its obligations hereunder in respect thereof.

(d)                                 As soon as practicable, the Company will make generally available to its security holders and to the Representatives an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the Securities Act and Rule 158.

(e)                                  The Company will furnish to the Representatives and counsel for the Underwriters, without charge, signed copies of the Registration Statement (including exhibits thereto) and to each other Underwriter a copy of the Registration Statement (without exhibits thereto) and, so long as delivery of a prospectus by an Underwriter or dealer may be required by the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), as many copies of each Canadian Base Prospectus, U.S. Base Prospectus, Canadian Final Prospectus, U.S. Final Prospectus, and each Issuer Free Writing Prospectus and any supplement thereto as the Representatives may reasonably request.  The Company will pay the expenses of printing or other production of all documents relating to the offering.

(f)                                   The Company will arrange, if necessary, for the qualification of the Securities for sale under the laws of such jurisdictions as the Representatives may designate and will maintain such qualifications in effect so long as required for the distribution of the Securities; provided that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Securities, in any jurisdiction where it is not now so subject; provided further that the Securities may not be offered in any jurisdiction other than the province of Ontario or the United States in a manner that would require the Company to comply with any registration, prospectus, continuous disclosure, filing or other similar requirements under the applicable securities laws of such jurisdiction, other than with respect to filing reports of exempt distribution with Canadian securities regulatory authorities.

(g)                                  The Company agrees that, unless it has or shall have obtained the prior written consent of the Representatives, and each Underwriter, severally and not jointly, agrees with the Company that, unless it has or shall have obtained, as the case may be, the prior written consent of the Company, it has not made and will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405) required to be filed by the Company with the SEC or retained by the Company under Rule 433, other than a free writing prospectus containing the information contained in the final term sheet prepared and filed pursuant to Section 5(b) hereto; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses included in Schedule III hereto and any electronic road show.  Any such free writing prospectus consented to by the Representatives or the Company is hereinafter referred to as a “Permitted Free Writing Prospectus.”  The Company agrees that (x) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (y) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the SEC, legending and record keeping.

(h)                                 The Company will not, without the prior written consent of the Representatives, offer, sell, contract to sell, pledge, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any debt securities similar to the Securities issued or guaranteed by the Company (other than the Securities) or publicly announce an intention to effect any such transaction, until the Business Day set forth on Schedule I hereto.

(i)                                     The Company will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Ontario Securities Law or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(j)                                    The Company agrees to pay the costs and expenses relating to the following matters: (i) the preparation, printing or reproduction and filing with the SEC of the Registration Statement (including financial statements and exhibits thereto), the Form F-X, the Form T-1, each of the Canadian Base Prospectus, the U.S. Base Prospectus, the Canadian Preliminary Prospectus, the U.S. Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus and each

Issuer Free Writing Prospectus, and each amendment or supplement to any of them; (ii) the printing (or reproduction) and delivery (including postage, air freight charges and charges for counting and packaging) of such copies of the Registration Statement, each of the Canadian Base Prospectus, the U.S. Base Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus and each Issuer Free Writing Prospectus, and all amendments or supplements to any of them, as may, in each case, be reasonably requested for use in connection with the offering and sale of the Securities; (iii) the preparation, printing, authentication, issuance and delivery of certificates for the Securities, including any stamp or transfer taxes in connection with the original issuance and sale of the Securities; (iv) the printing (or reproduction) and delivery of this Agreement, any blue sky memorandum and all other agreements or documents printed (or reproduced) and delivered in connection with the offering of the Securities; (v) the registration of the Securities under the Exchange Act and the listing of the Securities on the New York Stock Exchange; (vi) any registration or qualification of the Securities for offer and sale under the securities or blue sky laws of the several states (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such registration and qualification); (vii) any filings required to be made with the Financial Industry Regulatory Authority, Inc. and the OSC (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such filings); (viii) the transportation and other expenses incurred by or on behalf of Company representatives in connection with presentations to prospective purchasers of the Securities; (ix) the fees and expenses of the Company’s accountants and the fees and expenses of counsel (including local and special counsel) for the Company; and (x) all other costs and expenses incident to the performance by the Company of its obligations hereunder.

(k)                                 The Company agrees to use its commercially reasonable efforts to list, subject to notice of issuance if applicable, the Securities on the New York Stock Exchange for trading on such exchange as promptly as practicable after the date hereof.

(l)                                     The Company shall cooperate with the Representatives and use their commercially reasonable efforts to permit the Securities to be eligible for clearance and settlement through the facilities of Euroclear and Clearstream.

6.                                      Conditions to the Obligations of the Underwriters.  The obligations of the Underwriters to purchase the Securities shall be subject to the accuracy of the representations and warranties on the part of the Company contained herein as of the Execution Time and the Closing Date, to the accuracy of the statements of the Company made in any certificates pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder and to the following additional conditions:

(a)                                 (i)  The Canadian Final Prospectus shall have been filed with the OSC under the Shelf Procedures, (ii) the U.S. Final Prospectus shall have been filed with the SEC pursuant to General Instruction II.L. of Form F-10 under the Securities Act and (iii) the final term sheet contemplated by Section 5(b) hereto, and any other material required to be filed by the Company in accordance with Rule 433(d), shall have been filed with the SEC, in each case, within the applicable time period in the manner prescribed for such filing and in accordance with Section 5(a) hereof; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no cease trader order affecting the Securities and no other order preventing or suspending the use of any prospectus relating to the Securities shall have been issued and no proceeding for any such purpose shall have been initiated or threatened by the SEC or the OSC.

(b)                                 The Company shall have requested and caused Sidley Austin LLP, U.S. counsel for the Company, to have furnished to the Representatives their opinion, dated the Closing Date and addressed to the Underwriters, in the form set forth in Exhibit A.

(c)                                  The Company shall have requested and caused Osler, Hoskin & Harcourt LLP, Canadian counsel for the Company, to have furnished to the Representatives their opinion, dated the Closing Date and addressed to the Underwriters, in the form set forth in Exhibit B.

(d)                                 The Representatives shall have received from Shearman & Sterling LLP, U.S. counsel for the Underwriters, such opinion or opinions, dated the Closing Date and addressed to the Representatives, with respect to the issuance and sale of the Securities, the Indenture, the Registration Statement, the Disclosure Package and the U.S. Final Prospectus (together with any supplement thereto) and other related matters as the Representatives may reasonably require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.

(e)                                  The Company shall have furnished to the Representatives a certificate of the Company, signed by the President or a Vice President and the principal financial or accounting officer of the Company, dated the Closing Date, to the effect that the signers of such certificate have examined the Registration Statement, the Canadian Base Prospectus, the U.S. Base Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, any supplements or amendments thereto, as well as each electronic road show used in connection with the offering of the Securities, and this Agreement and that:

(i)                                     the representations and warranties of the Company in this Agreement are true and correct on and as of the Closing Date with the same effect as if made on the Closing Date and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date;

(ii)                                  the receipt obtained from the OSC in respect of the Canadian Base Prospectus remains in effect and no order having the effect of ceasing or suspending the distribution of or the trading in the securities of the Company nor any notice objecting the use of the Canadian Base Prospectus or the Registration Statement has been issued by the OSC or the SEC, respectively, and no proceedings for that purpose shall have been issued, or to the Company’s knowledge, threatened, by the OSC or the SEC, respectively, and any request for additional information by the OSC or the SEC have been complied with; and

(iii)                               since the date of the most recent audited financial statements included or incorporated by reference in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement (exclusive of any supplement thereto), there has been no Material Adverse Effect, except as set forth or incorporated in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement.

(f)                                   The receipt obtained from the OSC in respect of the Canadian Base Prospectus shall remain in effect and no order having the effect of ceasing or suspending the distribution of or the trading in the securities of the Company nor any notice objecting the use of the Canadian Base Prospectus or the Registration Statement shall have been issued by the OSC or the SEC, respectively, and no proceedings for that purpose shall have been issued, or to the Company’s knowledge, threatened, by the OSC or the SEC, respectively, and any request for additional information by the OSC or the SEC shall have been complied with.

(g)                                  The Company shall have requested and caused Deloitte LLP, the independent chartered accountants of the Company to have furnished to the Representatives, at the Execution Time and at the Closing Date, letters, (which may refer to letters previously delivered to one or more of the Representatives), dated respectively as of the Execution Time and as of the Closing Date (with a “cut-off” date no more than three days prior to the date of such letter), in form and substance satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the Underwriters containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package.

(h)                                 Subsequent to the Execution Time or, if earlier, the dates as of which information is given in the Registration Statement (exclusive of any amendment thereof), the Canadian Final Prospectus (exclusive of any amendment or supplement thereto), and the U.S. Final Prospectus (exclusive of any amendment or supplement thereto), there shall not have been any change or any development involving a prospective change in or affecting the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Canadian Final Prospectus (exclusive of any amendment or supplement thereto), the U.S. Final Prospectus (exclusive of any amendment or supplement thereto) and the Disclosure Package the effect of which, is, in the sole judgment of the Representatives, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Registration Statement (exclusive of any amendment thereof), the Canadian Final Prospectus (exclusive of any amendment or supplement thereto), the U.S. Final Prospectus (exclusive of any amendment or supplement thereto) and the Disclosure Package.

(i)                                     Subsequent to the Execution Time, there shall not have been any decrease in the rating of any of the Company’s debt securities by any “nationally recognized statistical rating organization,” (as defined for purposes of Rule 3(a)(62) under the Exchange Act) or any notice given of any intended or potential decrease in any such rating or of a possible change in any such rating that does not indicate the direction of the possible change.

(j)                                    Prior to the Closing Date, the Company shall have furnished to the Representatives such further information, certificates and documents as the Representatives may reasonably request.

If any of the conditions specified in this Section 6 shall not have been fulfilled when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be reasonably satisfactory in form and substance to the Representatives and counsel for the Underwriters, this Agreement and all obligations of the Underwriters hereunder may be canceled at, or at any time prior to, the Closing Date by the Representatives.  Notice of such cancellation shall be given to the Company in writing or by telephone or facsimile confirmed in writing.

The documents required to be delivered by this Section 6 shall be delivered at the office of Shearman & Sterling LLP, counsel for the Underwriters, at Commerce Court West, Suite 4405, Toronto, Ontario, M5L 1E8, on the Closing Date.

7.             Reimbursement of Underwriters’ Expenses.  If the sale of the Securities provided for herein is not consummated because any condition to the obligations of the Underwriters set forth in Section 6 hereof is not satisfied, because of any termination pursuant to clause (i) or (iii) of Section 10 hereof or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof other than by reason of a default by any of the Underwriters, the Company will reimburse the Underwriters severally through the Representatives on demand for all documented expenses (including reasonable fees and disbursements of counsel) that shall have been incurred by them in connection with the proposed purchase and sale of the Securities.

8.             Indemnification and Contribution.  (a)  The Company agrees to indemnify and hold harmless each Underwriter, the directors, officers, employees, affiliates and selling agents of each Underwriter and each person who controls any Underwriter within the meaning of either the Securities Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Securities Act, the Exchange Act or other Federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement for the registration of the Securities as originally filed or in any amendment thereof, or in the Canadian Preliminary Prospectus, the U.S. Preliminary Prospectus, the Canadian Base Prospectus, the U.S. Base Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus or any Issuer Free Writing Prospectus or the information contained in the final term sheet required to be prepared and filed pursuant to Section 5(b) hereto, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion therein.  This indemnity agreement will be in addition to any liability which the Company may otherwise have.

(b)           Each Underwriter severally and not jointly agrees to indemnify and hold harmless the Company, each of its directors, each of its officers who signs the Registration Statement, and each person who controls the Company within the meaning of either the Securities Act or the Exchange Act, to the same extent as the foregoing indemnity from the Company to each Underwriter, but only with reference to written information relating to such Underwriter furnished to the Company by or on behalf of such Underwriter through the Representatives specifically for inclusion in the documents referred to in the foregoing indemnity.  This indemnity agreement will be in addition to any liability which any Underwriter may otherwise have.  The Company acknowledges that the following statements set forth under the heading “Underwriting” in the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package constitute the only information furnished in writing by or on behalf of the several Underwriters for inclusion in Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package or any Issuer Free Writing Prospectus: (i) the names of the Underwriters, (ii) the sentences related to concessions and reallowances and (iii) the paragraphs related to stabilization, syndicate covering transactions and penalty bids.

(c)           Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 8, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph (a) or (b) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a) or (b) above.  The indemnifying party shall be entitled to appoint counsel of the indemnifying party’s choice at the indemnifying party’s expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be reasonably satisfactory to the indemnified party.  Notwithstanding the indemnifying party’s election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party.  The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent, or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party against any loss, claim, damage, liability or expenses by reason of such settlement or judgment.  An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an (i) unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of an indemnified party.

(d)           In the event that the indemnity provided in paragraph (a), (b) or (c) of this Section 8 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Company and the Underwriters severally agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending the same) (collectively “Losses”) to which the Company and one or more of the Underwriters may be subject in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and by the Underwriters on the other from the offering of the Securities; provided, however, that in no case shall any Underwriter (except as may be provided in any agreement among underwriters relating to the offering of the Securities) be responsible for any amount in excess of the underwriting discount or commission applicable to the Securities purchased by such Underwriter hereunder.  If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Company and the Underwriters severally shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and of the Underwriters on the other in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations.  Benefits received by the Company shall be deemed to be equal to the total net proceeds from the offering (before deducting expenses) received by it, and benefits received by the Underwriters shall be deemed to be equal to the total underwriting discounts and commissions, in each case as set forth on the cover page of the U.S. Final Prospectus.  Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Company on the one hand or the Underwriters on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission.  The Company and the Underwriters agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above.  Notwithstanding the provisions of this paragraph (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  For purposes of this Section 8, each person who controls an Underwriter within the meaning of either the Securities Act or the Exchange Act and each director, officer, employee and agent of an Underwriter shall have the same rights to contribution as such Underwriter, and each person who controls the Company within the meaning of either the Securities Act or the Exchange Act, each officer of the Company who shall have signed the Registration Statement and each director of the Company shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this paragraph (d).

9.             Default by an Underwriter.  If any one or more Underwriters shall fail to purchase and pay for any of the Securities agreed to be purchased by such Underwriter or Underwriters hereunder and such failure to purchase shall constitute a default in the performance of its or their obligations under this Agreement, the remaining Underwriters shall be obligated severally to take up and pay for (in the respective proportions which the principal amount of Securities set forth opposite their names in Schedule II hereto bears to the aggregate principal amount of Securities set forth opposite the names of all the remaining Underwriters) the Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase; provided, however, that in the event that the aggregate principal amount of Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase shall exceed 10% of the aggregate principal amount of Securities set forth in Schedule II hereto, the remaining Underwriters shall have the right to purchase all, but shall not be under any obligation to purchase any, of the Securities, and if such nondefaulting Underwriters do not purchase all the Securities, this Agreement will terminate without liability to any nondefaulting Underwriter or the Company.  In the event of a default by any Underwriter as set forth in this Section 9, the Closing Date shall be postponed for such period, not exceeding five Business Days, as the Representatives shall determine in order that the required changes in the Registration Statement, the Canadian Final Prospectus and the U.S. Final Prospectus or in any other documents or arrangements may be effected.  Nothing contained in this Agreement shall relieve any defaulting Underwriter of its liability, if any, to the Company and any nondefaulting Underwriter for damages occasioned by its default hereunder.

10.          Termination.  This Agreement shall be subject to termination in the absolute discretion of the Representatives, by notice given to the Company prior to delivery of and payment for the Securities, if at any time prior to such delivery and payment (i) trading in any of the Company’s securities shall have been the subject of a cease trade order by the OSC or suspended by the SEC, the New York Stock Exchange or the Toronto Stock Exchange, (ii) trading in securities generally on the New York Stock Exchange or the Toronto Stock Exchange shall have been suspended or limited or minimum prices shall have been established on either of such exchanges, (iii) any inquiry, action, suit, investigation or other proceeding, whether formal or informal, is instituted, announced or threatened or any order is made by any federal, provincial or other governmental authority in relation to the Company or any of the Company subsidiaries or any law or regulation is promulgated, changed or announced, which, in the sole opinion of an Underwriter, acting reasonably, operates to or is expected to prevent or materially restrict the distribution or trading of the Securities or any other securities of the Company, (iv) a banking moratorium shall have been declared either by Federal or New York State authorities, Canadian federal authorities or European Union authorities or (v) there shall have occurred any outbreak or escalation of hostilities, declaration by the United States or Canada of a national emergency or war, or other calamity or crisis the effect of which on U.S., European Union or Canadian financial markets is such as to make it, in the sole judgment of the Representatives, impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by any U.S. Preliminary Prospectus or Canadian Preliminary Prospectus, the Canadian Final Prospectus (exclusive of any amendment or supplement thereto) and the U.S. Final Prospectus (exclusive of any amendment or supplement thereto).

11.          Representations and Indemnities to Survive.  The respective agreements, representations, warranties, indemnities and other statements of the Company or its officers and of the Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or the Company or any of the officers, directors, employees, agents or controlling persons referred to in Section 8 hereof, and will survive delivery of and payment for the Securities.  The provisions of Sections 7 and 8 hereof shall survive the termination or cancellation of this Agreement.

12.          Notices.  All communications hereunder will be in writing and effective only on receipt, and, if sent to the Underwriters, will be mailed, delivered or telefaxed and confirmed to them, at the address specified in Schedule I hereto, or, if sent to the Company, will be mailed, delivered or telefaxed to the Company general counsel (fax no. (905) 726-7173) and confirmed to it at Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1, attention of the Legal Department.

13.          Successors.  This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors, employees, agents and controlling persons referred to in Section 8 hereof, and no other person will have any right or obligation hereunder.

14.          No Fiduciary Duty. The Company hereby acknowledges that (a) the purchase and sale of the Securities pursuant to this Agreement is an arm’s-length commercial transaction between the Company, on the one hand, and the Underwriters and any affiliate through which it may be acting, on the other, (b) the Underwriters are acting as principal and not as an agent or fiduciary of the Company and (c) the Company’s engagement of the Underwriters in connection with the offering and the process leading up to the offering is as independent contractors and not in any other capacity. Furthermore, the Company agrees that it is solely responsible for making its own judgments in connection with the offering (irrespective of whether any of the Underwriters has advised or is currently advising the Company on related or other matters).  The Company agrees that it will not claim that the Underwriters have rendered advisory services of any nature or respect, or owe an agency, fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.

15.          Integration. This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company and the Underwriters, or any of them, with respect to the subject matter hereof.

16.          Applicable Law.  This Agreement will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed within the State of New York.

17.          Submission to Jurisdiction.  The Company irrevocably submits to the exclusive jurisdiction of any New York State or United States Federal court sitting in The City of New York over any suit, action or proceeding arising out of or relating to this Agreement, the U.S. Final Prospectus, the Canadian Final Prospectus, the Registration Statement, the Disclosure Package or the transactions contemplated hereby or thereby.  The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum.  To the extent that the Company has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding.

18.          Waiver of Jury Trial.  The Company hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

19.          Authorized Agent.  The Company has irrevocably appointed Corporation Services Company, with offices at 1180 Avenue of the Americas, Suite 210, New York, NY 10036-8401 (or its successors) as agent for service of process, in the County, City and State of New York, United States of America (the “Authorized Agent”) as their authorized agent upon whom process may be served in any legal suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and the Authorized Agent agrees to act as said agent for service of process.

20.          Judgment Currency.  The obligation of the Company in respect of any sum due to any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first Business Day, following receipt by such Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due to such Underwriter hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss.  If the United States dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter hereunder.

21.          Counterparts.  This Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic transmission (i.e., a “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart thereof.

22.          Headings.  The section headings used herein are for convenience only and shall not affect the construction hereof.

23.          Agreement Among Underwriters.  The execution of this Agreement by each Underwriter constitutes the acceptance of each Underwriter of the ICMA Agreement Among Managers Version 1/New York Schedule, subject to any amendment notified to the Underwriters in writing at any time prior to the execution of this Agreement. References to the “Managers” shall be deemed to refer to the Underwriters, references to the “Lead Manager” shall be deemed to refer to each of BNP Paribas, Merrill Lynch International and ING Bank N.V. and references to “Settlement Lead Manager” shall be deemed to refer to Merrill Lynch International. As applicable to the Underwriters, Clause 3 of the ICMA Agreement Among Managers Version 1/New York Schedule shall be deemed to be deleted in its entirety and replaced with Section 9 hereof.

24.          BRRD Bail-in. Notwithstanding and to the exclusion of any other term of this Agreement or any other agreements, arrangements, or understanding between the Company and the Applicable Underwriters, the Company acknowledges and accepts that a BRRD Liability arising under this Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

(a)           the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of the Applicable Underwriters to the Company under this Agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

(i)            the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

(ii)           the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of the Applicable Underwriters or another person and the issue to or conferral on the Company of such shares, securities or obligations;

(iii)          the cancellation of the BRRD Liability; and

(iv)          the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

(b)           the variation of the terms of this Agreement, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

The terms which follow, when used in this Section 24, shall have the meanings indicated:

“Applicable Underwriters” means BNP Paribas, Merrill Lynch International, ING Bank N.V., Citigroup Global Markets Limited, Bank of Montreal, London Branch, MUFG Securities EMEA plc, CIBC World Markets plc, Commerzbank Aktiengesellschaft, HSBC Bank plc, ICBC Standard Bank Plc, J.P. Morgan Securities plc, Raiffeisen Bank International AG, RBC Europe Limited, Banco Santander, S.A. and Scotiabank Europe plc, as Underwriters.

“Bail-in Legislation” means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time.

“Bail-in Powers” means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation.

“BRRD” means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms.

“BRRD Liability” means a liability in respect of which the relevant Write Down and Conversion Powers in the applicable Bail-in Legislation may be exercised.

“EU Bail-in Legislation Schedule” means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499.

“Relevant Resolution Authority” means the resolution authority with the ability to exercise any Bail-in Powers in relation to the Applicable Underwriters.

25.          Stabilization.  The Company hereby authorizes Merrill Lynch International in its role as stabilizing manager (the “Stabilizing Manager”) to make adequate public disclosure of the information required in relation to such stabilization by Commission Delegated Regulation (EU) 2016/1052.  The Stabilizing Manager may, to the extent permitted by applicable laws and directives, over-allot Securities or effect transactions with a view to supporting the market price of the Securities during the stabilization period at a level higher than that which might otherwise prevail, but in doing so the Stabilizing Manager shall act as principal and not as agent of the Company and any loss resulting from overallotment and stabilization shall be borne, and any profit arising therefrom shall be beneficially retained, by the Stabilizing Manager.  However, stabilization may not necessarily occur. Any such stabilization action may begin on or after the date on which adequate public disclosure of the terms of the offer of the Securities is made, and, if begun, may cease at any time, but it must end after a limited period. Any stabilization action or over-allotment commenced must be conducted by the Stabilizing Manager (or persons acting on its behalf) in accordance with all applicable laws and rules and may be discontinued at any time and will be undertaken at the offices of the Stabilizing Manager (or persons acting on its behalf) and on the New York Stock Exchange. Any loss or profit sustained as a consequence of such over-allotment or stabilization shall be for the account of the Stabilizing Manager.

26.          Definitions.  The terms that follow, when used in this Agreement, shall have the meanings indicated.

“Applicable Time” shall mean 12:04 p.m. New York City time on the date that this Agreement is executed and delivered by the parties hereto.

“Business Day” shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City or Toronto.

“Disclosure Package” shall mean (i) the U.S. Base Prospectus, (ii) the U.S. Preliminary Prospectus, (iii) the Issuer Free Writing Prospectus or Prospectuses, if any, identified in Schedule III hereto, (iv) any other Free Writing Prospectus identified in Schedule III hereto.

“Effective Date” shall mean each date and time that the Registration Statement and any post-effective amendment or amendments thereto became or becomes effective.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Execution Time” shall mean the date and time that this Agreement is executed and delivered by the parties hereto.

“Free Writing Prospectus” shall mean a free writing prospectus, as defined in Rule 405.

“Issuer Free Writing Prospectus” shall mean an issuer free writing prospectus, as defined in Rule 433.

“Material Adverse Effect” shall mean a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising in the ordinary course of business.

“Rule 158”, “Rule 164”, “Rule 172”, “Rule 405” and “Rule 433” refer to such rules under the Securities Act.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Trust Indenture Act” shall mean the U.S. Trust Indenture Act of 1939, as amended, and the rules and regulations of the SEC promulgated thereunder.

[Signature Page Follows]

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Company and the several Underwriters.

Very truly yours,

MAGNA INTERNATIONAL INC.

By:	/s/ Jeffrey O. Palmer
Name: Jeffrey O. Palmer
Title: Executive Vice President and CLO

By:	/s/ Bassem A. Shakeel
Name: Bassem A. Shakeel
Title: Vice President and Corporate Secretary

Signature Page to Underwriting Agreement

The foregoing Agreement is
hereby confirmed and accepted
as of the date specified in
Schedule I hereto.

By:	BNP PARIBAS

By:	/s/ Hugh Pryse Davies
	Name:	Hugh Pryse Davies
	Title:	Duly Authorised Signatory

By:	/s/ Benedict Foster
	Name:	Benedict Foster
	Title:	Duly Authorised Signatory

Signature Page to Underwriting Agreement

The foregoing Agreement is
hereby confirmed and accepted
as of the date specified in
Schedule I hereto.

By:	MERRILL LYNCH INTERNATIONAL

By:	/s/ Angus Reynolds
	Name:	Angus Reynolds
	Title:	Director

Signature Page to Underwriting Agreement

The foregoing Agreement is
hereby confirmed and accepted
as of the date specified in
Schedule I hereto.

By:	ING BANK N.V.

By:	/s/ Diederik Van Impe
	Name:	Diederik Van Impe
	Title:	Global Head Legal Financial Markets

By:	/s/ R.P. van der Weerdt
	Name:	R.P. van der Weerdt
	Title:	Managing Director, Head of Capital
Structuring and Liability Management

Signature Page to Underwriting Agreement

The foregoing Agreement is
hereby confirmed and accepted
as of the date specified in
Schedule I hereto.

By:	CITIGROUP GLOBAL MARKETS LIMITED

By:	/s/ Simi Alabi
	Name:	Simi Alabi
	Title:	Delegated Signatory

Signature Page to Underwriting Agreement

The foregoing Agreement is
hereby confirmed and accepted
as of the date specified in
Schedule I hereto.

By:	CIBC WORLD MARKETS PLC

By:	/s/ Andrew Ryde
	Name:	Andrew Ryde
	Title:	Managing Director

Signature Page to Underwriting Agreement

The foregoing Agreement is
hereby confirmed and accepted
as of the date specified in
Schedule I hereto.

By:	MUFG SECURITIES EMEA PLC

By:	/s/ Trevor Kemp
Name: Trevor Kemp
Title: Authorised Signatory

Signature Page to Underwriting Agreement

The foregoing Agreement is
hereby confirmed and accepted
as of the date specified in
Schedule I hereto.

By:	RBC EUROPE LIMITED

By:	/s/ Ivan Browne
Name: Ivan Browne
Title: Duly Authorised Signatory

Signature Page to Underwriting Agreement

The foregoing Agreement is
hereby confirmed and accepted
as of the date specified in
Schedule I hereto.

By:	SCOTIABANK EUROPE PLC

By:	/s/ James Walter
Name: James Walter
Title: Regional Director, Europe Legal

By:	/s/ Kshamta Kaushik
Name: Kshamta Kaushik
Title: Managing Director, Debt Capital Markets

Signature Page to Underwriting Agreement

The foregoing Agreement is
hereby confirmed and accepted
as of the date specified in
Schedule I hereto.

By:	TD SECURITIES (USA) LLC

By:	/s/ Elsa Wang
Name: Elsa Wang
Title: Director

Signature Page to Underwriting Agreement

The foregoing Agreement is
hereby confirmed and accepted
as of the date specified in
Schedule I hereto.

By:	BANCO SANTANDER, S.A.

By:	/s/ Cecile Luccioni
Name: Cecile Luccioni
Title: Associate

By:	/s/ Matthias D’haene
Name: Matthias D’haene
Title: Vice President

Signature Page to Underwriting Agreement

The foregoing Agreement is

hereby confirmed and accepted

as of the date specified in

Schedule I hereto.

By:	BANK OF MONTREAL, LONDON BRANCH

By:	/s/ Jean-Jacques van Helten
Name: Jean-Jacques van Helten
Title: Chief Risk Officer Europe

By:	/s/ Edward Mizuhara
Name: Edward Mizuhara
Title: Director

Signature Page to Underwriting Agreement

The foregoing Agreement is

hereby confirmed and accepted

as of the date specified in

Schedule I hereto.

By:	COMMERZBANK AKTIENGESELLSCHAFT

By:	/s/ Gunnar Graf
Name: Gunnar Graf
Title: Syndikus

By:	/s/ Elizabeth Hernandez-Mendoza
Name: Elizabeth Hernandez-Mendoza
Title: Syndikus

Signature Page to Underwriting Agreement

The foregoing Agreement is

hereby confirmed and accepted

as of the date specified in

Schedule I hereto.

By:	HSBC BANK PLC

By:	/s/ Mary Guo
Name: Mary Guo
Title: Associate Director

Signature Page to Underwriting Agreement

The foregoing Agreement is

hereby confirmed and accepted

as of the date specified in

Schedule I hereto.

By:	J.P. MORGAN SECURITIES PLC

By:	/s/ Romeo Raugei
Name: Romeo Raugei
Title: Vice President

Signature Page to Underwriting Agreement

The foregoing Agreement is

hereby confirmed and accepted

as of the date specified in

Schedule I hereto.

By:	ICBC STANDARD BANK PLC

By:	/s/ Robin Stoole
Name: Robin Stoole
Title: Head of Bond Syndicate

By:	/s/ David Guthrie
Name: David Guthrie
Title: Legal Department

Signature Page to Underwriting Agreement

The foregoing Agreement is

hereby confirmed and accepted

as of the date specified in

Schedule I hereto.

By:	RAIFFEISEN BANK INTERNATIONAL AG

By:	/s/ Michael Bures
Name: Michael Bures
Title: Head of Debt Capital Markets Corporates

By:	/s/ Jörg Liesenfeld
Name: Jörg Liesenfeld
Title: Head of Transaction Management Group

Signature Page to Underwriting Agreement